 .
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

ReWalk Robotics Ltd.
(Name of Issuer)

Ordinary shares, par value NIS 0.25
(Title of Class of Securities)

M8216Q200
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS Lind Global Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,449,433(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,449,433(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,449,433(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1) The reporting person owns 614,251 warrants to purchase Ordinary Shares (“Warrants”) which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

1	NAME OF REPORTING PERSONS Lind Global Fund II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,449,433(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,449,433(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,449,433(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1) The reporting person owns 614,251 Warrants which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

1	NAME OF REPORTING PERSONS Lind Global Macro Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,912,584(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,912,584(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,912,584(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person owns 1,117,100 Warrants which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

1	NAME OF REPORTING PERSONS Lind Global Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,912,584(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,912,584(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,912,584(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person owns 1,117,100 Warrants which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

1	NAME OF REPORTING PERSONS Jeff Easton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 9,362,017(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,362,017(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,362,017(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%(1)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person owns 1,731,351 Warrants which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the Ordinary Shares (the “Shares”) of ReWalk Robotics Ltd., a Company organized under the laws of Israel (the “Company”).
Item 2.  Identity and Background.

(a)            This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the “Reporting Persons”): Lind Global Fund II LP, a Delaware limited partnership (the “Global Fund”); Lind Global Partners II LLC, a Delaware limited liability company (“Global Partners II”), which is the sole general partner of the Global Fund; Lind Global Macro Fund LP, a Delaware limited partnership (the “Macro Fund” and, together with the Global Fund, the “Funds”); Lind Global Partners LLC, a Delaware limited liability company (“Global Partners I” and, together with Global Partners II, the “General Partners”), which is the sole general partner of the Macro Fund; and Jeff Easton, an individual and a citizen of the United States of America, who is the Managing Member of Global Partners I and Global Partners II.
(b)            The business address of each of the Reporting Persons is 444 Madison Ave, Floor 41, New York, NY 10022.
(c)            Each of the Funds is a private investment partnerships, the principal business of which is investing in equities, equity-linked securities or securities convertible into equity. The principal business of each of Global Partners I and Global Partners II is to serve as the general partner of the Macro Fund and the Global Fund, respectively. Mr. Easton’s principal occupation is to serve as the Managing Member of each of the General Partners.
(d, e)            During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
(f)            The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.
Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $11,900,000. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable Fund.
Item 4.  Purpose of Transaction
On February 22, 2023, the Reporting Persons issued a letter (the “February Letter”) to the chairman of the board of directors (the “Board”) of the Issuer. The February Letter is attached hereto as Exhibit 99.2.

The Reporting Persons believe the securities of the Issuer are significantly undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Ordinary Shares without affecting their beneficial ownership of shares of Ordinary Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, regulatory challenges and opportunities, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons intend to continue to communicate with the Issuer's management and Board about a broad range of operational and strategic matters. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 62,018,860 Shares outstanding as of November 6, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022.
As of the close of business on the date hereof, the Global Fund individually beneficially owned 4,449,433 Shares, constituting approximately 7.2% of all of the outstanding Shares.
As of the close of business on the date hereof, the Macro Fund individually beneficially owned 4,912,584 Shares, constituting approximately 7.9% of all of the outstanding Shares.
By virtue of its relationship with each of the Global Fund discussed in further detail in Item 2, Global Partners II may be deemed to be the beneficial owner of the 4,449,433 Shares beneficially owned by the Global Fund, constituting approximately 7.2% of all of the outstanding Shares.
By virtue of its relationship with each of the Macro Fund discussed in further detail in Item 2, Global Partners I may be deemed to be the beneficial owner of the 4,912,584 Shares beneficially owned by the Macro Fund, constituting approximately 7.9% of all of the outstanding Shares.
By virtue of his relationship with the General Partners discussed in further detail in Item 2, Mr. Easton may be deemed to be the beneficial owner of the 9,362,017 Shares beneficially owned by the General Partners, constituting approximately 15.1% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 9,362,017 Shares, constituting approximately 15.1% of the outstanding Shares.
(b)            The Global Fund, Global Partners II and Mr. Easton have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,449,433 Shares held by the Global Fund.
The Macro Fund, Global Partners I and Mr. Easton have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,912,584 Shares held by the Macro Fund.

(c)  During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of February 22, 2023, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 8, 2020, the Issuer issued to the Macro Fund an Ordinary Share Purchase Warrant, pursuant to which the Macro Fund has the right to purchase 261,552 Shares at an exercise price of $1.34 per Share, subject to adjustment, with an expiry of June 8, 2026. The foregoing description is qualified in its entirety by the Form of Ordinary Share Purchase Warrant incorporated by reference in this filing as Exhibit 99.3.

On February 26, 2021, the Issuer issued to the Macro Fund an Ordinary Share Purchase Warrant, pursuant to which the Macro Fund has the right to purchase 341,297 Shares at an exercise price of $3.60 per Share, subject to adjustment, with an expiry of August 26, 2026. The foregoing description is qualified in its entirety by the Form of Ordinary Share Purchase Warrant incorporated by reference in this filing as Exhibit 99.4.

On September 29, 2021, the Issuer issued to the Macro Fund an Ordinary Share Purchase Warrant, pursuant to which the Macro Fund has the right to purchase 614,251 Shares at an exercise price of $2.00 per Share, subject to adjustment, with an expiry of March 29, 2027. The foregoing description is qualified in its entirety by the Form of Ordinary Share Purchase Warrant incorporated by reference in this filing as Exhibit 99.5.

On September 29, 2021, the Issuer issued to the Global Fund an Ordinary Share Purchase Warrant, pursuant to which the Global Fund has the right to purchase 614,251 Shares at an exercise price of $2.00 per Share, subject to adjustment, with an expiry of March 29, 2027. The foregoing description is qualified in its entirety by the Form of Ordinary Share Purchase Warrant incorporated by reference in this filing as Exhibit 99.5.

Item 7.  Material to be filed as Exhibits
Exhibit 99.1
Joint Filing Agreement to Schedule 13D-G by and among Lind Global Fund II LP, Lind Global Partners II LLC, Lind Global Macro Fund LP, Lind Global Partners LLC and Jeff Easton, dated as of February 22, 2023.

Exhibit 99.2	Letter to the Chairman of the Board of Directors of ReWalk Robotics Ltd., dated February 22, 2023.
Exhibit 99.3	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2020).
Exhibit 99.4	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 25, 2021).
Exhibit 99.5	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 29, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: February 22, 2023

LIND GLOBAL MACRO FUND, LP By: Lind Global Partners LLC, its General Partner

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

LIND GLOBAL PARTNERS LLC

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

LIND GLOBAL FUND II LP By: Lind Global Partners II LLC, its General Partner

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

LIND GLOBAL PARTNERS II LLC

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

SCHEDULE 1
Transactions in the Ordinary Shares of the Issuer by Reporting Persons During the Past 60 Days

Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
Lind Global Macro Fund LP
12/16/2022	BUY	Ordinary Shares	$0.7637	37,500
12/19/2022	BUY	Ordinary Shares	$0.7554	17,224
12/20/2022	BUY	Ordinary Shares	$0.7300	12,561
12/21/2022	BUY	Ordinary Shares	$0.7080	200
12/22/2022	BUY	Ordinary Shares	$0.7456	25,042
01/09/2023	BUY	Ordinary Shares	$0.7860	12,831
Lind Global Fund II LP
12/16/2022	BUY	Ordinary Shares	$0.7637	37,500
12/19/2022	BUY	Ordinary Shares	$0.7554	17,224
12/20/2022	BUY	Ordinary Shares	$0.7300	12,561
12/21/2022	BUY	Ordinary Shares	$0.7080	200
12/22/2022	BUY	Ordinary Shares	$0.7456	25,041
01/09/2023	BUY	Ordinary Shares	$0.7860	12,830

1 Excluding any brokerage fees.

EXHIBIT 99.1

JOINT FILING AGREEMENT

WHEREAS, the undersigned (collectively, the “Reporting Persons”) from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and
WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;
NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:
1.            Each of the Reporting Persons is individually eligible to make joint filings.
2.            Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.
3.            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.
4.            None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.
5.            The undersigned agree that each joint filing made on or after the date hereof with respect to Ordinary Shares of ReWalk Robotics Ltd. will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.
[Signature Page Follows]

Dated: February 22, 2023

LIND GLOBAL MACRO FUND, LP By: Lind Global Partners LLC, its General Partner

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

LIND GLOBAL PARTNERS LLC

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

LIND GLOBAL FUND II LP By: Lind Global Partners II LLC, its General Partner

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

LIND GLOBAL PARTNERS II LLC

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

By:	/s/ Jeff Easton
Jeff Easton, Managing Member